UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: Mondelēz International, Inc. 1-16483

Mondelēz Global LLC Thrift Plan

(Full title of the plan)

Mondelēz International, Inc.

Three Parkway North

Deerfield, Illinois 60015

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

MONDELĒZ GLOBAL LLC THRIFT PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2015

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Mondelēz Global LLC Administrative Committee, Benefits Investment Committee,

    and the Participants of the Mondelēz Global LLC Thrift Plan

Mondelēz Global LLC

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Mondelēz Global LLC Thrift Plan (“the Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 23, 2016

MONDELĒZ GLOBAL LLC THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2015 and 2014

(in thousands of U.S. dollars)

	2015	2014
Assets:
Investment in Master Trust, at fair value (Notes 2 and 3)	$1,223,593	$1,259,343
Investment in Master Trust, at contract value (Notes 2 and 3)	193,808	204,657
Receivables:
Dividend receivable	513	477
Notes receivable from participants	19,394	20,113

Total receivables	19,907	20,590

Net assets available for benefits	$1,437,308	$1,484,590

The accompanying notes are an integral part of these financial statements.

MONDELĒZ GLOBAL LLC THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2015

(in thousands of U.S. dollars)

2015
Additions to net assets attributed to:
Interest from notes receivable from participants	$601
Net investment income from Master Trust (Notes 2 and 3)	17,944
Employer contributions	35,653
Participant contributions	60,367

Total additions	114,565

Deductions from net assets attributed to:
Distributions and withdrawals	(161,129)
General and administrative expenses	(718)

Total deductions	(161,847)

Decrease in net assets available for benefits	(47,282)

Net assets available for benefits:
Beginning of year	1,484,590

End of year	$1,437,308

The accompanying notes are an integral part of these financial statements.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements

1. Description of the Plan:

General:

The Mondelēz Global LLC Thrift Plan (the “Plan”) is a defined contribution plan sponsored by Mondelēz Global LLC (“Mondelēz Global”) for its eligible employees and the eligible employees of its participating affiliated employers.

The Plan was established effective as of September 1, 2012 in anticipation of the spin-off of Kraft Foods Group, Inc. (“KFGI”) to shareholders of Kraft Foods Inc. The spin-off occurred on October 1, 2012, at which point, Kraft Foods Inc. changed its name to Mondelēz International, Inc. (“Mondelēz International”). Mondelēz Global is a wholly owned subsidiary of Mondelēz International.

Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The Mondelēz Global Management Committee for Employee Benefits (the “Management Committee”) has been authorized by the Board of Managers of Mondelēz Global to take settlor actions with respect to the Plan. The Plan vests the Mondelēz Global Administrative Committee (the “Administrative Committee”) with authority to control and manage the non-investment operations of the Plan. Other than with respect to the Plan’s stock fund investment option which is expressly provided for under the Plan through August 31, 2016, the Mondelēz Global Benefits Investment Committee (the “Benefits Investment Committee”) is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage the investment options and monitoring the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Contributions:

Participant Contributions:

Eligible salaried and hourly non-union employees of Mondelēz Global and other participating affiliated employers are able to make voluntary, tax-deferred and/or after-tax contributions to the Plan.

Participants may make tax-deferred and after-tax contributions up to 15% of their eligible compensation (with the exception of employees hired within the Mondelēz International controlled group of employers after December 31, 2008 with expected compensation of $180,000 or more who are subject to a 10% of eligible compensation contribution limit).

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

For 2015, the limit on tax deferred contributions under the Code was $18,000. Each eligible employee who was 50 or older by the end of 2015 was permitted under the Code and the Plan to contribute an additional $6,000 in tax-deferred “catch-up” contributions.

Automatic Enrollment:

The Plan includes a qualified automatic contribution arrangement, pursuant to which all newly eligible employees are enrolled automatically with a 3% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%. This occurs with the first payroll period in April of each year, and participants may decline these rate increases or elect a different rate.

Employer Matching Contributions:

Eligible employees receive matching contributions from Mondelēz Global (the “Matching Contributions”) based on the amount of each participant’s tax-deferred and after-tax contributions, up to a maximum of 6% of a participant’s eligible compensation (“Match-Eligible Contributions”). The Matching Contributions percentage is 100% of each participant’s Match-Eligible Contributions that do not exceed 1%, plus 70% of each participant’s Match-Eligible Contributions from 2% through 6%.

Employer Basic Contribution:

Salaried and hourly non-union employees who are eligible for, and enrolled in, the Plan but who are not eligible to participate in the Mondelēz Global LLC Retirement Plan (“Retirement Plan”) automatically receive the employer provided basic contribution equal to 4.5% of the employee’s eligible compensation (the “Basic Contribution”). In general, an employee who is eligible for the Plan but who is not eligible for the Retirement Plan initially commenced employment with KFGI or an affiliate after 2008 or with Cadbury Adams after 2006 or had previously been eligible for the Retirement Plan but terminated employment and was rehired more than 30 days later.

Participant Accounts and Investment Options:

Each participant’s Plan accounts, which may include a Matching Contributions account, a tax-deferred contributions account, an after-tax contributions account, a rollover account, a prior plan account, and for enrolled employees who are not eligible for the Retirement Plan, a Basic Contributions account, are credited with the participant’s contributions, the Matching Contributions, and the Basic Contributions, as applicable, and the allocated share of the investment gains or losses of each investment option in which the participant’s account is invested. Each participant directs the investment of his or her account to any of the investment options available under the Plan, or in the absence of an affirmative investment election direction, contributions are invested in the applicable default investment option—the target date fund that corresponds to the participant’s assumed retirement date based on birth year

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

(“Default Investment Option”). Alternatively, participants have the option to enroll in Financial Engines Professional Managed Accounts. There is a fee for this service and participants who enroll in Professional Managed Accounts consent to have Financial Engines direct their investment.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Mondelēz International Stock Fund, which is invested in Mondelēz International, Inc. Class A common stock (“Mondelēz International Common Stock”) and cash, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Mondelēz International Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Mondelēz International Stock Fund.

Voting Rights:

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.

The Mondelēz International Stock Fund (“stock fund”) will be removed as an investment option under the Plan as of the close of business on August 31, 2016. As of the close of business on August 31, 2015, participants were no longer allowed to purchase additional shares in the stock fund. Participants can transfer their balance out of the stock fund at any time to any other available investment option. If the participant has a remaining balance in the stock fund on the close of business on August 31, 2016, the balance will automatically be invested in the Default Investment Option.

Vesting:

Each participant is at all times fully vested in the balance held in his or her tax-deferred contributions account, after-tax contributions account, rollover account and prior plan account. Each participant is at all times fully vested in his or her share (if any) of dividends paid on the Mondelēz International Stock Fund (including with respect to the Matching Contributions and Basic Contributions accounts to the extent invested in such funds). A participant will fully vest in his or her Matching Contributions and Basic Contributions accounts after completing two years of vesting service or earlier on reaching age 65, on permanent and total disability or death while employed by Mondelēz Global or any of its affiliates, on involuntary termination due to a change in control of Mondelēz International, Inc., or upon a termination of the Plan (see Note 6).

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Matching Contributions and Basic Contributions forfeited by terminated participants can be used to reduce future Matching Contributions and Basic Contributions to the Plan. At December 31, 2015 and 2014, the Plan’s forfeiture balance was $1,043,897 and $854,727, respectively. For the year ended December 31, 2015, forfeitures in the amount of $500,000 were used to reduce employer contributions.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following termination of employment or upon becoming disabled (as defined under the Plan). The Plan offers a lump sum or periodic payment distribution options. A participant whose Plan account exceeds $1,000 may defer receipt of his or her Plan accounts until the April 1st of the year following the year in which the participant reaches age 70 unless the participant is then still actively employed in which case distribution can be deferred until the participant terminates employment.

Participants may elect to receive in-service withdrawals after reaching age 59 1/2 or, provided that the participant satisfies eligibility requirements, a participant may take a hardship withdrawal.

Notes Receivable from Participants:

The notes receivable program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on notes receivable from participants is charged at rates based on the Reuters Prime Rate, with terms from one to five years. Interest on notes receivable from former participants of the Cadbury Adams Holdings LLC Employees’ Savings Incentive Plan that transferred into the Plan from the KFGI Thrift Plan is charged at rates based on the Citibank Prime Rate plus 1%, with terms from one to five years. The minimum notes receivable amount is $1,000 and the maximum notes receivable amount is the lesser of $50,000 minus the participant’s highest notes receivable balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions account, after-tax contributions account, rollover account and Basic Contributions account. There is a fee associated with establishing a note receivable which the participant is responsible for.

A participant’s notes receivable account equals the original principal amount less principal repayments. The principal amounts of notes receivable repayments reduce the notes receivable account and are added back to the participant’s Plan accounts. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Master Trust:

Assets of the Plan are co-invested with the assets of the Mondelēz Global LLC TIP Plan in a commingled investment fund known as the Mondelēz Global LLC Master Defined Contribution Trust (the “Master Trust”). Effective May 29, 2015, the Trustee of the Master Trust was changed from State Street Bank and Trust Company to Fidelity Management Trust Company.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan and Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncements:

In May and July of 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-12 and ASU No. 2015-07, which amended existing guidance related to the measurement, reporting, and disclosure of fully benefit-responsive investment contracts (“FBRIC’s”), and various other disclosure requirements applicable to investments held by defined contribution pension plans. The new guidance requires FBRIC’s to be measured, presented, and disclosed only at contract value. The new guidance also eliminates or simplifies various disclosure requirements applicable to Plan investments. Adoption of the guidance resulted in removal of FBRIC’s and all other investments for which fair value is measured at net asset value (or its equivalent) from the fair value hierarchy, the reporting investments within the fair value hierarchy by general type rather than by classes of investments and other changes in investment disclosure requirements. The Plan elected to early adopt these standards, which require retrospective

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

application to all periods presented. The adoption of these standards did not have an effect on the Plan’s net assets available for benefits or changes therein. The Statement of Net Assets Available for Benefits has been revised as the Investments in Master Trust, at fair value was reduced by $210,734,000 from the amount previously reported as of December 31, 2014, and the Adjustment from fair value to contract value for fully benefit-responsive investments contracts as of December 31, 2014 was eliminated. The net of these adjustments resulted in the recording of the Investments in Master Trust, at contract value as of December 31, 2014.

Reporting of Guaranteed Investment Contracts:

The statements of net assets available for benefits presents fully benefit-responsive investment contracts at contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Valuation of Investment in Master Trust:

Each participating plan holds units of participation in the Master Trust. Net assets, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.

Valuation of the Plan and Master Trust’s Investments:

Investments of the Plan and the Master Trust are reported at fair value except traditional and synthetic Guaranteed Investment Contracts (GIC’s) which are recorded at contract value. The Plan’s interest in the Master Trust, excluding the FBRIC’s, is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.

Common stocks:

Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (Level 1 inputs).

Mutual fund:

The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Collective trusts:

The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. All investments, except the Wells Fargo Fund F within the Interest Income Fund, provide daily redemptions. The Wells Fargo Fund F provides monthly redemptions. In 2014, the Plan also held the SSgA Short-term Investment Fund. The fund was designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. All investments have no advance notice requirements and have redemption prices that are determined by the fund’s net asset value per unit.

Investment Transactions and Investment Income:

Investment transactions of the Plan and Master Trust are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Mondelēz Global or another participating employer. Matching Contributions and Basic Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

General and Administrative Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as participant recordkeeping, communications, audit and legal fees are paid by the Master Trust on behalf of the Plan. Trustee fees and investment advisory fees are paid by the Master Trust, which are then allocated to individual plans based on the interest of the individual Plan in the Master Trust.

Notes Receivable from Participants:

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

3. Master Trust Investments:

The Plan had an 87% interest in the Master Trust at December 31, 2015 and 2014.

The net assets of the Master Trust were:

	As of December 31,
	2015	2014
	(in thousands)

Investments at contract value:
Traditional GIC’s	$6,968	$10,388
Synthetic GIC’s	233,305	241,842

Total investments at contract value	240,273	252,230
Investments at fair value:
Collective trusts	1,209,810	1,297,207
Mondelēz International common stock	149,948	131,858
Mutual fund	24,251	–

Total investments at fair value	1,384,009	1,429,065
Receivables:
Other	773	2,034

Total assets	1,625,055	1,683,329
Liabilities:
Other	(1,318)	(2,368)

Net assets	$1,623,737	$1,680,961

Plan’s interest therein	$1,417,401	$1,464,000

Certain prior year amounts have been reclassified for consistency with the current period presentation. Due to the change in presentation of investments at fair value and contract value, as of December 31, 2014, $366 thousand was reclassified to Other receivables from investments at contract value.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

The Master Trust’s investment income for the year ended December 31, 2015 is summarized as follows:

2015
(in thousands)

Interest and dividends	$2,219
Net appreciation	18,487

Investment income	$20,706

Plan’s interest therein	$17,944

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2015 and 2014 are summarized below:

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
	(in thousands)
Common stocks:
Mondelēz International common stock	$149,948	$–	$–	$149,948
Mutual fund	24,251	–	–	24,251

Total assets in the fair value hierarchy	174,199	–	–	174,199
Investments measured at net asset value (a)				1,209,810

Investments at fair value	$174,199	$–	$–	$1,384,009

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
	(in thousands)
Common stocks:
Mondelēz International common stock	$131,858	$–	$–	$131,858

Total assets in the fair value hierarchy	131,858	–	–	131,858
Investments measured at net asset value (a)				1,297,207

Investments at fair value	$131,858	$–	$–	$1,429,065

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in Note 3.

There were no transfers from Level 2 to Level 1 in 2015 or 2014.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

4. Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in traditional and synthetic guaranteed investment contracts as part of the Interest Income Fund investment option.

The traditional GIC’s provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional GICs were $6,968,000 and $10,388,000 at December 31, 2015 and 2014, respectively.

The synthetic GIC’s provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party. The portfolio assets at December 31, 2015 underlying the synthetic GIC’s includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, municipal bonds, state bonds, and units of the Wells Fargo Fund F which is trusteed by Wells Fargo. The portfolio of assets at December 31, 2014 underlying the synthetic GIC’s includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, municipal bonds, state bonds, and units of the Wells Fargo Fund F which is trusteed by Wells Fargo. The contract value of the synthetic GIC’s was $233,305,000 and $241,842,000 at December 31, 2015 and 2014, respectively.

The crediting interest rates for the synthetic GIC’s are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rate for the traditional GIC is either agreed to in advance with the issuer or varies based on the agreed upon formula, but cannot be less than zero.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Fiduciaries do not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above traditional and synthetic GIC’s and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

5. Transactions with Parties-in-Interest:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Fiduciaries are not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $150 million and $132 million at December 31, 2015 and 2014, respectively, in Class A Mondelēz International Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded dividend income and net realized gains of $2,219,000 and $15,660,000, respectively, from investments in Mondelēz International Common Stock for the year ended December 31, 2015. The Master Trust invests in collective trusts created by State Street Bank and Trust Company, the Trustee of the Master Trust and the Plan through May 29, 2015, and managed by its affiliates; collective trusts created by The Northern Trust Company, an investment manager, and managed by its affiliates; collective trusts created by BlackRock Institutional Trust Company, N.A., an investment manager, and managed by its affiliates; and collective trust created by Wells Fargo Bank, N.A., which is affiliated with Galliard Capital Management, an investment manager, which are also exempt parties-in-interest transactions. The Master Trust invests in investment contracts and the fees paid to issuers of the contracts qualify as exempt parties-in-interest transactions. Notes receivable from participants are also party-in-interest transactions that are exempt.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements. Mondelēz Global pays certain expenses for the administration of the Plan.

These transactions are exempt from the party-in-interest transaction prohibitions of ERISA.

6. Plan Termination:

The Board of Managers of Mondelēz Global and the Management Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Matching Contributions and Basic Contributions accounts.

7. Tax Status:

By letter dated October 14, 2015, the Internal Revenue Service (IRS) has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code and the related trust is, therefore exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since the receipt of the determination letter: however, the Plan administrator believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes had been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is not subject to income tax examinations for years prior to 2012.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

8. Reconciliation of Plan’s Financial Statements to Form 5500:

The following is a reconciliation of net assets per the financial statements to the Form 5500:

	As of December 31,
	2015	2014
	(in thousands)

Net assets available for benefits per the financial statements	$1,437,308	$1,484,590

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	–	6,077

Deemed distributions	(778)	(733)

Distributions and withdrawals payable	–	(487)

Net assets per the Form 5500	$1,436,530	$1,489,447

Investment contracts are shown at contract value at December 31, 2015 and fair value at December 31, 2014 on the Form 5500. Participant loans are shown net of deemed distributions on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 2014, but not yet paid as of that date.

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the net loss per the Form 5500 for the year ended December 31, 2015:

2015
(in thousands)

Decrease in net assets available for benefits per the financial statements	$(47,282)

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,077)

Change in deemed distributions	(45)

Change in distributions and withdrawals payable	487

Net loss per the Form 5500	$(52,917)

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

9. Subsequent Events

Participants hired after 2008 whose annual pay is expected to be $180,000 (compensation cap) or higher are limited to contributing a maximum of 10% of eligible pay on a combined before-tax and after-tax basis. Effective January 1, 2016, the compensation cap increased to $220,000 and the total combined before-tax and after-tax contribution limit changed to 11% of eligible pay.

MONDELĒZ GLOBAL LLC THRIFT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2015

Name of Plan Sponsor: Mondelēz Global LLC

Employer Identification Number: 38-3869170

Three Digit Plan Number: 125

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

		Notes Receivable from Participants

*	Notes receivable from participants	Interest rates ranging from 3.23% to 9.25% as of December 31, 2015; Maturity dates of loans range from 01/04/2016 to 09/03/2021	**	$18,615,997

		Total		$18,615,997

*	Indicates a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Mondelēz Global Administrative Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MONDELĒZ GLOBAL LLC THRIFT PLAN
(Name of Plan)

By	/s/ Joanne Armenio
Joanne Armenio
Chair of the Administrative Committee of Mondelēz Global LLC

Date: June 23, 2016